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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number 811-07341

                          NOTIFICATION OF LATE FILING

(Check One):    Form 10-K    Form 11-K    Form 20-F    Form 10-Q  X Form N-SAR
             ---          ---          ---          ---          ---
                 For Period Ended: December 31, 1996
                                   ------------------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 Read attached instruction sheet before preparing form.  Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________
_____________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

AJL PEPS Trust
_____________________________________________________________________________
Full name of registrant


_____________________________________________________________________________
Former name if applicable


c/o The Bank of New York, Corporate Trust Department, 101 Barclay Street
_____________________________________________________________________________
Address of principal executive office (Street and number)


New York, NY 10286
_____________________________________________________________________________
City, State and Zip Code

                        PART II. RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  X
 ___     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X
 ___     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ___     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.





























                              PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As a result of a dispute between the Trust, The Bank of New York, as Administrator of the Trust (the "Administrator"), and Deloitte & Touche L.L.P., the accountants for the Trust (the "Accountants"), the audit of the Trust's financial statements and the preparation of the Annual Report on Form N-SAR (the "Form N-SAR") and the Semiannual Report for the period ended December 31, 1996 has been delayed somewhat. While the audit has begun, the Accountant's have notified the Trust that they will not finalize the audit nor release their auditor's report until this dispute is resolved, which we forsee happening within the next week or so. The dispute relates to the level of fees incurred by the Accountants in connection with the preparation and audit of the Trust's financial statements and the preparation of the Semiannual Reports and various tax documents with respect to the semiannual periods ended December 31, 1995 and June 30, 1996, and to the portion of such fees which should be borne by the Administrator out of its own funds (as opposed to being paid from the Trust's funds) due to certain shortcomings in the performance of the Administrator.

        Upon completion of the audit of the financial statements, the Form N-SAR will be completed and filed and the Semiannual Report will be completed, filed and distributed to shareholders as soon as possible, but no later than Friday, March 14, 1997.

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                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

          Thomas C. Daniels, Esq.         (216)                586-7017
        --------------------------     -----------        ------------------
                 (Name)                (Area code)        (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

        X
        __ Yes   __ No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 X
        __ Yes   __ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                                AJL PEPS Trust
_______________________________________________________________________________
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  February 27, 1997             By /s/ Donald J. Puglisi, Managing Trustee
      _______________                  _________________________________________


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.